Exhibit H-1
                Filings Under the Public Utility Holding Company
                             Act of 1935, as amended


                       SECURITIES AND EXCHANGE COMMISSION


Rochester Gas and Electric Corporation             )          File No. _________


                                NOTICE OF FILING

                                September ___, 1998


         Take notice that on September 1, 1998, Rochester Gas and Electric Corporation ("RG&E"), a New York corporation, filed an application seeking an order granting exemption on behalf of its future holding company ("HoldCo") under section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "Act") from regulation under the Act, except section 9(a)(2) thereof. The reorganization through which HoldCo is being formed is part of a comprehensive rate and restructuring plan intended to satisfy electric industry restructuring goals established by the Public Service Commission of the State of New York.

         All interested persons are referred to the application for complete statements of the facts related to this request for an order granting exemption. The application is available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application should submit their views in writing by __________, 1998, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application, as filed or as amended, may be granted and/or permitted to become effective.